Exhibit 12.1
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES — FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	Year Ended September 30,
	2004	2005	2006	2007	2008
Earnings:
Income from continuing operations before income taxes	$166,341	$196,095	$160,869	$161,515	$112,995

Fixed charges:
Interest expense	16,942	8,347	8,569	12,766	20,335
Rent expense (Interest factor)	8,191	8,798	9,098	8,016	9,528

TOTAL FIXED CHARGES	25,133	17,145	17,667	20,782	29,863

EARNINGS AVAILABLE FOR FIXED CHARGES	$191,474	$213,240	$178,536	$182,297	$142,858

Ratio of earnings to fixed charges (1)	7.62	12.44	10.11	8.77	4.78

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).